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                              April 11, 2024

       Liu Jia
       Chief Financial Officer
       Recon Technology, Ltd
       Room 601, No. 1 Shui   an South Street
       Chaoyang District, Beijing 100012
       People   s Republic of China

                                                        Re: Recon Technology,
Ltd
                                                            Form 20-F for the
Fiscal Year ended June 30, 2023
                                                            Filed October 30,
2023
                                                            Response dated
March 22, 2024
                                                            File No. 001-34409

       Dear Liu Jia:

              We have reviewed your March 22, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 28, 2024 letter.

       Form 20-F for the Fiscal Year Ended June 30, 2023

       Item 16C. Principal Accountant Fees and Services, page 101

   1. We have read your response to prior comment 3, which includes various revisions to the amounts previously
reported as audit and audit-related fees, and a description of the audit-
                                                        related fees indicating
these were paid to your auditors for reviews of your interim financial information
and documents filed with the SEC. However, you have not provided an explanation for the
numerical changes and the audit-related fees that you describe would ordinarily need
to be reported in the category for audit fees.
 Liu Jia
FirstName   LastNameLiu
Recon Technology,   Ltd Jia
Comapany
April       NameRecon Technology, Ltd
       11, 2024
April 211, 2024 Page 2
Page
FirstName LastName
         We encourage you to read the guidance on categorization of fees that resides in the seventh and eight paragraphs of Section II.H of SEC Release 33-8183, issued January 28,
         2003. The following is a brief summary of that guidance.

                Audit Fees - fees for services normally provided in connection with statutory and regulatory filings or engagements, including services necessary to perform an audit or review in accordance with GAAS, and services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.

                Audit Related Fees - fees for assurance and related services traditionally performed by the independent accountant, such as employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services not required by statue or regulation, and consultations on financial accounting and reporting standards.

         Please revisit and revise your classification of fees consistent with the guidance above and provide us with a description of the composition of the audit fees, for each firm and period, as to the amounts pertaining to the annual audit, and separately for interim reviews, specifying the particular interim periods, and other services.

         Given your disclosures indicating you paid Friedman $285,000 for audit and audit-related services pertaining to your 2022 fiscal year, and paid Friedman, Marcum Asia, and
         Enrome combined, $450,000 for similar work pertaining to your 2023 fiscal year, tell us how your rationale of being concerned about costs, for the decision to change auditors in the midst of the audit, reconciles with the approximate 58% increase in fees. If there were incremental reasons for your decision to change auditors in the midst of the audit, please include details of those circumstances along with your reply.

         As you indicate the fees paid to Marcum Asia were contractual and based on the extent of audit progress until dismissal, please further clarify whether the fees for the audit planning and three weeks of field work were based on rates and hours, a percentage applied to a total contractual cost, or other factors. Tell us your expectation for the total cost of the
         Marcum Asia audit, had the firm not been dismissed, based on the engagement letter.
Item 19 Exhibits
Exhibit 15.1, page 106

2. We note that in response to prior comment 6 you provided draft consents from both
         Friedman and Enrome to be filed as exhibits to an amended Form 20-F. However, while the draft consent from Friedman appears to generally conform to your circumstances, the draft consent from Enrome states that the firm consents to the use of its audit report dated
         October 27, 2023 by incorporation by reference "in this Registration Statement on Form
         20-F" and consents to be named as experts in the same Registration Statement.
 Liu Jia
Recon Technology, Ltd
April 11, 2024
Page 3
         We understand that your intention is to update with more current financial information
         (using incorporation-by-reference) your previously filed Registration Statement on Form
         F-1 (File No. 333-271547), rather than a registration statement on Form 20-F, to include the consolidated financial statements that will be filed in your Amendment No. 2 to Form
         20-F for the fiscal year ended June 30, 2023, accompanied by the October 27, 2023 audit report from Enrome (and the October 28, 2022 audit report from Friedman).

         Please coordinate with Enrome to obtain a consent that is consistent with the requirements of your registration statement on Form F-1, and with regard to the firms audit opinion that will be included in Amendment No. 2 to your Form 20-F, which you will be filing soon.
       Please contact Yong Kim at 202-551-3323 or Jenifer Gallagher at 202-551-3706 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameLiu Jia                                     Sincerely,
Comapany NameRecon Technology, Ltd
                                                              Division of
Corporation Finance
April 11, 2024 Page 3                                         Office of Energy
& Transportation
FirstName LastName